UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

MINEFINDERS CORPORATION LTD.
(Exact name of Registrant as specified in its charter)

Ontario, Canada	**Not Applicable**
(State or jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1820 – 701 West Georgia Street, Vancouver, British Columbia	**V7Y 1C6**
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Shares, No Par Value	**American Stock Exchange**

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates: _____ (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

EXPLANATORY NOTE

This Registration Statement on Form 8-A is being filed by Minefinders Corporation Ltd. (the "Registrant") in connection with the registration of the Registrant's Common Shares, no par value per share (the "Common Shares"), under Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the listing of the Common Shares on the American Stock Exchange. The Common Shares have been approved for listing on the American Stock Exchange beginning on January 21, 2003.

Item 1.   Description of Registrant's Securities to be Registered.

The authorized capital of the Registrant consists of an unlimited number of Common Shares without par value. As of January 6, 2003, the Registrant had 28,411,737 Common Shares issued and outstanding.

Holders of Common Shares are entitled (i) to receive ratable dividends from funds legally available for distribution when and if declared by the Board of Directors; (ii) to share ratably in all of the Registrant's assets available for distribution upon liquidation or winding up of the Registrant; and (iii) to one vote for each share held of record on each matter submitted to a vote of shareholders. Each holder of Common Shares is entitled to receive notice of and to attend all meetings of shareholders of the Registrant. The Common Shares do not have cumulative voting, pre-emptive, purchase or conversion rights. There are no sinking fund provisions in relation to the Common Shares and they are not liable to further calls or to assessment by the Registrant. Provisions as to the modifications, amendments or variations of such rights or such provisions are contained in the Business Corporations Act (Ontario).

There are no restrictions in the Business Corporations Act (Ontario) or the Registrant's Articles of Incorporation or by-laws with regard to the repurchase or redemption of the Common Shares by the Registrant provided that the Registrant is not insolvent at the time of such repurchase or redemption nor would be made insolvent by such action.

The Registrant is limited in its ability to pay dividends on its Common Shares by limitations under the Business Corporations Act (Ontario) relating to solvency requirements. The Registrant currently has no intention of paying dividends on its Common Shares.

Pursuant to applicable provisions of the Business Corporations Act (Ontario), no right or special right attached to shares issued by the Registrant may be prejudiced, altered or otherwise interfered with unless the members of the class of shareholders affected consent to such action by a separate resolution of the members of the class adopted by at least two-thirds of the votes cast with respect to the resolution.

Item 2.   Exhibits.

The following exhibits are filed as a part of this Registration Statement:

Exhibit Number	Description
1*	Certificate and Articles of Incorporation and By-Laws.

*   Previously filed as an exhibit to the Registrant's Registration Statement on Form 20-F filed on July 29, 1997 (File No. 0-29382) and incorporated herein by this reference.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

MINEFINDERS CORPORATION LTD.

By: */S/"Mark H. Bailey"*
       Name: Mark H. Bailey
       Title: President and CEO

Dated: January 14, 2003

Exhibit Index

Exhibit Number	Description
1*	Certificate and Articles of Incorporation and By-Laws.

*   Previously filed as an exhibit to the Registrant's Registration Statement on Form 20-F filed on July 29, 1997 (File No. 0-29382) and incorporated herein by this reference.